Parc Club du Moulin à Vent

33, avenue du Docteur Georges Lévy

69693 VENISSIEUX CEDEX (France)

Tel : 33(0) 472783434

Fax : 33(0) 472783435

September 15, 2014

By EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director

RE:	Flamel Technologies S.A.
Form 20-F
Filed April 30, 2014
File No. 000-28508

Dear Mr. Riedler:

On behalf of Flamel Technologies S.A. (the “Company”), I am transmitting herewith for filing the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to me dated August 20, 2014.

Set forth below is the Company’s response. For convenience of reference, the Staff comment is reprinted in italics, and is followed by the response of the Company.

Form 20-F Filed on April 30, 2014

Item 4. Information on the Company Strategic Alliances, page 31

1.	Please file your underlying license and supply agreements with GlaxoSmithKline related to product sales of Coreg CR as exhibits to the registration statement. Alternatively, please provide your analysis explaining why these agreements are not material and need not be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response to Comment 1:

In response to the Staff’s comment, the Company today filed a Report on Form 6-K for the purpose of filing the underlying license and supply agreements with GlaxoSmithKline. As indicated in the Form 6-K, confidential treatment has been requested with respect to portions of such agreements. As further noted in the Form 6-K, such report and the exhibits thereto will be incorporated by reference into the Company’s existing registration statements.

* * *

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (636) 449-1840.

Sincerely,

Phillandas T. Thompson, Esq.
Senior Vice President and General Counsel

cc: Patrick W. Macken, Esq.